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                            [KPMG LETTERHEAD]

EXHIBIT 1.
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May 24, 1999

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Cragar Industries, Inc. and, under the date of March 18, 1999, we reported on the financial statements of Cragar Industries, Inc. as of December 31, 1998 and for each of the years in the two-year period ended December 31, 1998. On May 21, 1999, we were terminated as the principal accountants for Cragar Industries, Inc. We have read Cragar Industries, Inc.'s statements included in the second paragraph of
Item 4, of its Form 8-K dated May 21, 1999, and we agree with such statements. We are not in a position to agree or disagree with the statements included in the first and third paragraphs of said Item 4.


                                       Very truly yours,

                                       KPMG LLP